Goodwin Procter LLP Counselors at Law 4370 La Jolla Village Drive, Ste 400 San Diego, CA 92122	T: 858.546.4465 F: 858.546.4464 goodwinprocter.com

Via EDGAR and FedEx

April 4, 2007

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Kurt Murao

Re:	Javo Beverage Company, Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-139935

Ladies and Gentlemen:

Enclosed herewith is Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”). For your convenience, we will also provide courtesy copies marked to show changes from the original filing, which was made on January 11, 2007.

Below, we have provided the Company’s responses to the comments contained in the comment letter, dated February 7, 2007, issued by the Staff of the Securities and Exchange Commission. The responses below have been numbered to correspond to the comments issued in the Staff’s earlier letter.

1.	The Company has complied with the request and has identified the natural persons who exercise voting control or investment power over any entities listed in the selling stockholder table.

2.	The Company has complied with this request and has filed herewith the legality opinion required under Regulation S-K.

3.	The Company confirms that it will comply with this request in future filings.

4.	The Company confirms that it will comply with this request in future filings.

5.	The Company confirms that it will comply with this request in future filings. The Company also confirms that no changes to internal control over financial reporting occurred during the September 30, 2006 quarter that materially affected, or were reasonably likely to materially affect, internal control over financial reporting.

6.	The Company confirms that it will comply with this request in future filings.

7.	The Company has filed Amendment No. 1 to its Annual Report on Form 10-KSB for the year ended December 31, 2005. The amended report contains the necessary signatures.

8.	The Company has complied with this request, as applicable.

9.	The Company has complied with this request and has provided revised disclosure.

10.	The Company has complied with this request and has provided revised disclosure.

11.	The Company has complied with this request and has provided revised disclosure.

12.	The Company has complied with this request and has provided corrected certifications.

If you have any additional questions regarding the Registration Statement or the responses set forth above, please contact the undersigned at your convenience.

Sincerely,

/s/ Ryan A Murr

Ryan A. Murr

cc:	Mara Ransom, SEC
H. Christopher Owings, SEC
Richard Gartrell, Javo Beverage Company
William Marshall, Javo Beverage Company